                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

        PENDING LAWSUITS IN THE UNITED STATES REGARDING CHOLINE CHLORIDE

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of June 27, 2003


Commission File Number 09929



                               MITSUI & CO., LTD.
                               ------------------
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
             -------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                    Form 20-F  [X]       Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                            Yes [ ]     No [X]



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: June 27, 2003

                                      MITSUI & CO., LTD.


                                      By:  /s/ Tasuku Kondo
                                           -------------------------------------
                                      Name:    Tasuku Kondo
                                      Title:   Executive Director
                                               Senior Executive Managing Officer
                                               Chief Financial Officer

                                                                   June 27, 2003
FOR IMMEDIATE RELEASE

                                                               Mitsui & Co, Ltd.


      Re: Pending lawsuits in the United States regarding choline chloride

   The Company's wholly-owned US subsidiary Bioproducts Inc., which produces choline chloride, an ingredient used in animal feed and pet foods, was named as defendant in currently pending lawsuits in the United States, together with other third-party choline chloride manufacturers. In these cases, manufacturers of choline chloride allegedly violated US antitrust laws.

     Although the Company and its wholly-owned US subsidiary Mitsui & Co. (U.S.A.), Inc. are neither a manufacturer nor a seller of choline chloride in the US market, they were also named as defendant together with the manufacturers in a class action lawsuit, based on the plaintiff's allegation that the Company and Mitsui & Co. (U.S.A.), Inc. were involved in the violation of the antitrust laws. During the course of legal proceedings, the Company and Mitsui & Co. (U.S.A.), Inc. have consistently denied any wrongdoing. However, on June 13, 2003 in the trial before the Federal District Court of the District of Columbia, the jury rendered a verdict stating that the defendants participated in the violation of the antitrust laws and that the damages suffered by the plaintiff are US$49.5 million, subject to trebling pursuant to the US antitrust laws. So far, judgment has not yet been issued.

     The Company and Mitsui & Co. (U.S.A.), Inc. continue to argue that the allegations in this case are completely without merit and have been in process of preparation for asking the Court to overrule the verdict. There can be no assurance of the outcome, but the management believes at this moment that this litigation will not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

     All other related lawsuits, where the Company, Mitsui & Co. (U.S.A.), Inc., and Bioproducts Inc. are named as defendants, are pending.


                                               Inquiries should be addressed to:
                                                                Masaru Nishimura
                                               Corporate Communications Division
                                                              Mitsui & Co., Ltd.
                          Telephone: +81-3-3285-7564, Facsimile: +81-3-3285-9819
                                                E-mail: Mas.Nishimura@mitsui.com